787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 30, 2020

VIA EDGAR

Samantha A. Brutlag

John Grzeskiewicz

David Manion

Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration Statements on Form N-14 of

BlackRock New York Municipal Income Trust (Securities Act File No. 333-240306)

BlackRock MuniHoldings Fund, Inc. (Securities Act File No. 333-241481)

BlackRock Municipal Income Trust II (Securities Act File No. 333-244305)

BlackRock MuniYield Quality Fund, Inc. (Securities Act File No. 333-248768)

Dear Mses. Brutlag and O’Neal and Messrs. Grzeskiewicz and Manion:

On behalf of each of BlackRock New York Municipal Income Trust (“BNY”), BlackRock MuniHoldings Fund, Inc. (“MHD”), BlackRock Municipal Income Trust II (“BLE”) and BlackRock MuniYield Quality Fund, Inc. (“MQY” and collectively with BNY, MHD and BLE, the “Registrants”), this letter responds to the accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on (i) August 28, 2020 regarding the Registration Statement on Form N-14 filed by BNY with the Commission on August 3, 2020 (the “BNY Registration Statement”), the Registration Statement on Form N-14 filed by MHD with the Commission on August 6, 2020 (the “MHD Registration Statement”) and the Registration on Form N-14 filed by BLE with the Commission on August 11, 2020 (the “BLE Registration Statement”) and (ii) September 22, 2020 regarding the Registration Statement on Form N-14 filed by MQY with the Commission on September 11, 2020 (the “MQY Registration Statement” and collectively with the BNY Registration Statement,

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

October 30, 2020

the MHD Registration Statement and the BLE Registration Statement, the “Registration Statements”). This letter also responds to the disclosure comments provided by the Staff to the undersigned by telephone on September 2, 2020 regarding the BNY Registration Statement, on September 3, 2020 regarding the MHD Registration Statement and on September 10, 2020 regarding the BLE Registration Statement. On October 9, 2020, the Staff indicated to the undersigned by telephone that the Staff did not have disclosure comments to the MQY Registration Statement.

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrants. Each Registrant’s responses to the applicable comments of the Staff are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrants. To the extent that a comment to a Registration Statement applies to the other Registration Statements, any revisions made in response to such comment will be made in all Registration Statements to which the comment applies. Each Registrant anticipates filing these changes in a Pre-Effective Amendment (each, an “Amendment”) to the Registrant’s Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the applicable Registration Statement and page numbers are those of the applicable Registration Statement.

Accounting Staff Comments

All Registration Statements

Comment No. 1:	Please provide the Staff with the Consent of Independent Registered Public Accounting Firm prior to seeking effectiveness of each Registration Statement and provide the name of each Registrant’s auditor in the applicable Registration Statement.

Response:	The Consent of Independent Registered Public Accounting Firm will be filed as an exhibit to, and the name of each Registrant’s auditor will be provided in, the Amendment to each Registration Statement.

Comment No. 2:	Please confirm whether the audited financial statements for the July 31, 2020 and August 31, 2020 fiscal year-ends will be included in the Amendments.

Response:	The Amendments to each Registration Statement will reflect the inclusion of the July 31, 2020 and August 31, 2020 audited financial statements, as applicable.

BNY Registration Statement

Comment No. 3:	Questions & Answers. The expense ratios of BSE and BFY for the 12-month period ended February 29, 2020, as disclosed on page iv, have decreased significantly as compared to the financial highlights for BSE and BFY for their previous fiscal years. Please explain supplementally the reason(s) for such decreases.

October 30, 2020

Response:	The Registrant has updated the expense ratios for BSE and BFY for the 12-month period ended August 31, 2020 as disclosed in each Fund’s financial highlights for such period.

Comment No. 4:	Joint Proxy Statement/Prospectus—Expense Table for Common Shareholders. Please confirm that these are the current fees and expenses of each Fund.

Response:	The Registrant confirms that the fee and expense information included in the above-referenced subsection are the current fees and expenses of each Fund based on the twelve months ending on the Fund’s most recent fiscal year ended July 31, 2020 or August 31, 2020, as applicable.

Comment No. 5:	Joint Proxy Statement/Prospectus—Expense Table for Common Shareholders. With respect to the Fee Waiver Agreement described in footnote 4 on page 13, please confirm that amounts waived pursuant to this agreement were less than 1 basis point since there are no waived amounts disclosed in the fee table.

Response:	BNY confirms that amounts waived pursuant to the Fee Waiver Agreement described in footnote 4 to the fee table were less than 1 basis point.

Comment No. 6:	Joint Proxy Statement/Prospectus—Information About the Common Shares of the Funds—Performance Information. Please provide the average annual total returns for the Funds.

Response:	The Funds’ average annual total returns will be included in the Amendment to the BNY Registration Statement.

Comment No. 7:	Joint Proxy Statement/Prospectus—Capitalization Table; Statement of Additional Information—Pro Forma Financial Statements. Please explain why the information in the aforementioned subsections has been provided as of April 30, 2020 and not, for example, as of the most recent semi-annual fiscal period for each Fund.

Response:	The information in the above-referenced subsections has been updated as of August 31, 2020 so that the information for the pro forma Combined Fund is calculated as of a recent date that is consistent across the Funds.

Comment No. 8:	Joint Proxy Statement/Prospectus—Capitalization Table. The pro forma common shares outstanding in the table for the capitalization of BSE and BNY as of April 30, 2020 and pro forma capitalization of the Combined Fund assuming only the BSE Reorganization is consummated do not appear to add up, which affects the NAV per share of the Combined Fund. Please confirm or revise these numbers as needed.

Response:	The above-referenced capitalization table will be revised in the Amendment to the BNY Registration Statement.

October 30, 2020

MHD Registration Statement

Comment No. 9:	Questions & Answers. The total expense ratios for MHD (2.15%) and MUS (2.41%) disclosed in the response to the question “How will the Reorganizations affect the fees and expenses of the Funds?” on page iv appear to be only 1 basis point less than the gross expense numbers. Please confirm these numbers.

Response:	The Registrant has updated the total expense ratio for MUS to 2.36% which reflects a 6 basis point decrease from the gross expense ratio. The Registrant confirms the expense ratios for MHD are correct.

Comment No. 10:	Questions & Answers. Please confirm the accuracy of the “with voluntary waivers” expense ratio for MUS disclosed on page iv because it is not consistent with MUS’s financial highlights for the fiscal year ended April 30, 2020.

Response:	The Registrant has updated the “with voluntary waivers” expense ratio for MUS.

Comment No. 11:	Questions & Answers. Please confirm the accuracy of the “without voluntary waivers” expense ratios for MUS and MHD on page iv because these ratios are not consistent with such Funds’ financial highlights for the fiscal year ended April 30, 2020.

Response:	The Registrant has updated the “without voluntary waivers” expense ratios for MUS and MHD.

Comment No. 12:	Joint Proxy Statement/Prospectus—Synopsis—Comparative Expense Information. Please confirm that these are the current fees and expenses of each Fund.

Response:	The Registrant confirms that the fee and expense information included in the above-referenced subsection are the current fees and expenses of each Fund based on the twelve months ending August 31, 2020 for each Fund.

Comment No. 13:	Joint Proxy Statement/Prospectus—Synopsis—Comparative Expense Information. Please confirm the total expense ratios of MHD (2.15%) and MUS (2.41%) for the fiscal year ended April 30, 2020.

Response:	The Registrant has updated the total expense ratios for MHD and MUS.

Comment No. 14:	Joint Proxy Statement/Prospectus—Synopsis—Comparative Expense Information. In the fee table for the pro forma Combined Fund of BAF into the Acquiring Fund, the fee waiver line item on page 14 indicates that 2 basis points of fees were waived, whereas footnote 5 indicates that the Combined Fund Contractual Waiver will be 1 basis point. Please reconcile the line item to the footnote or explain the difference.

October 30, 2020

Response:	The fee table in the Amendment will reflect 2 basis point of fees waived for each of the pro forma Combined Fund of BAF into the Acquiring Fund and the pro forma Combined Fund of all Target Funds into the Acquiring Fund. These 2 basis points are comprised of 2 basis point of fees waived pursuant to the Contractual Advisory Fee Waiver, representing 1 basis point waiver on the managed assets of the Combined Fund, which results in a 2 basis point waiver on net assets. Footnote 4 to the fee table, which describes the Fee Waiver Agreement, will be added to the line item for “Fee Waivers and/or Expense Reimbursements.”

Comment No. 15:	Joint Proxy Statement/Prospectus—Synopsis—Comparative Expense Information. Depending on the response to Comment No. 14 above, the expense example for the pro forma Combined Fund of BAF into MHD should be the same as the expense example for MHD because the Funds have the same net expense ratios. Also, the expense example for the pro forma Combined Fund of all Target Funds into MHD should be lower in each year than the expense example for the pro forma Combined Fund of BAF into MHD because the pro forma Combined Fund of all Target Funds into MHD has a lower net expense ratio. Please revise the expense examples as appropriate or explain the reason for such differences.

Response:	The Registrant has revised the expense examples as appropriate.

Comment No. 16:	Statement of Additional Information—Pro Forma Financial Statements. Please confirm and provide, as applicable, the open items in the pro forma financial statements.

Response:	The open information in the pro forma financial statements will be confirmed and provided, as applicable, in the Amendment to the MHD Registration Statement.

BLE Registration Statement

Comment No. 17:	Joint Proxy Statement/Prospectus—Expense Table for Common Shareholders. Please confirm that these are the current fees and expenses of each Fund.

Response:	The Registrant confirms that the fee and expense information included in the above-referenced subsection are the current fees and expenses of each Fund based on the Fund’s most recent fiscal year ended April 30, 2020, July 31, 2020 or August 31, 2020, as applicable.

Comment No. 18:	Joint Proxy Statement/Prospectus—Expense Table for Common Shareholders. Please confirm that the amounts waived pursuant to the Fee Waiver Agreement described in footnote 4 and that Acquired Fund Fees and Expenses were each less than 1 basis point, given that these items are not disclosed in the fee table.

October 30, 2020

Response:	BLE confirms that the amounts waived pursuant to the Fee Waiver Agreement described in footnote 4 and that Acquired Fund Fees and Expenses were each less than 1 basis point.

Comment No. 19:	Joint Proxy Statement/Prospectus—Capitalization Table. The figure under “Adjustments” in the table for the capitalization of each Fund as of April 30, 2020 and pro forma capitalization of the Combined Fund assuming all Reorganizations are consummated should be negative. Please revise this capitalization table accordingly.

Response:	The requested change will be made in the Amendment to the BLE Registration Statement.

MQY Registration Statement

Comment No. 20:	Joint Proxy Statement/Prospectus—Expense Table for Common Shareholders. Please consider updating the fee table as of July 31, 2020.

Response:	The fee table in the Amendment to the MQY Registration Statement will be updated as of August 31, 2020.

Comment No. 21:	Joint Proxy Statement/Prospectus—Capitalization Table; Statement of Additional Information—Pro Forma Financial Statements. Please consider updating the information in the above-referenced sections as of July 31, 2020 or another recent date.

Response:	The information in the above-referenced sections in the Amendment to the MQY Registration Statement will be updated as of August 31, 2020.

Comment No. 22:	Please confirm supplementally that no portfolio repositioning will occur in connection with the Reorganizations.

Response:	MQY confirms that it is not anticipated that any portfolio repositioning will occur in connection with the Reorganizations.

Disclosure Staff Comments

BNY Registration Statement

Comment No. 23:	Please consider adding disclosure regarding the effects of the global coronavirus pandemic (COVID-19) on New York municipalities.

Response:

BNY respectfully submits that Appendix A to the Statement of Additional Information, which is cross-referenced in the risk factor for “Risk Factors and Special Considerations Relating to New York Municipal Bonds” in the Joint Proxy Statement/Prospectus and which will be updated in the Amendment to the

October 30, 2020

BNY Registration Statement, includes a discussion of the effects of COVID-19 on New York municipalities. In addition, the risk factors for “Risks Associated with Recent Market Events” and “Market Disruption and Geopolitical Risk” in the Joint Proxy Statement/Prospectus also address the effects of COVID-19, including the effects on municipal bond markets. Accordingly, apart from the aforementioned updates to Appendix A to the Statement of Additional Information in the Amendment to the BNY Registration Statement, BNY does not believe that additional disclosure regarding the effects of COVID-19 on New York municipalities is required.

Comment No. 24:	Facing Sheet. In the table for the calculation of registration fee under the Securities Act of 1933, please update the amount of shares being registered and proposed maximum offering price per unit.

Response:	The amount of shares being registered and proposed maximum offering price per unit will be updated in the Amendment to the BNY Registration Statement.

Comment No. 25:	Please explain why the BNY Registration Statement does not also register the preferred shares of BNY to be issued in the Reorganizations.

Response:	The preferred shares of each Fund, including BNY, are issued in private placements and are not registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. Accordingly, the Funds’ preferred shares are offered and sold only to persons reasonably believed to be “qualified institutional buyers” in accordance with Rule 144A under the Securities Act and are subject to certain transfer restrictions. Because the preferred shares of BNY to be issued in the Reorganizations will be privately issued to preferred shareholders of BFY and BSE who are reasonably believed to be “qualified institutional buyers,” such preferred shares are not required to be registered under the Securities Act and, accordingly, the BNY Registration Statement does not register such preferred shares.

Comment No. 26:	Please confirm that the VMTP Shares of BNY will be redeemed in the Acquiring Fund VMTP Refinancings in accordance with their terms.

Response:	BNY confirms that its VMTP Shares will be redeemed in the Acquiring Fund VMTP Refinancings in accordance with the optional redemption provision of the Statement of Preferences of BNY’s VMTP Shares.

Comment No. 27:	Questions & Answers. On page v, please consider whether to bold or italicize the disclosure stating that the “Combined Fund is anticipated to retain a lower UNII balance after the Reorganizations than the Acquiring Fund prior to the Reorganizations.”

Response:	The above-referenced disclosure will be italicized in the Amendment to the BNY Registration Statement.

October 30, 2020

Comment No. 28:	Questions & Answers. Please clarify the following sentence on page ix: “Common shareholders of BSE and BFY will be subject to the terms and costs of the Acquiring Fund VRDP Shares after the consummation of the Reorganizations.”

Response:	BNY will revise the above-referenced sentence in the Amendment to read as follows:

After the consummation of the Reorganizations, common shareholders of the Acquiring Fund, including former Target Fund common shareholders, will bear the leverage costs associated with the Acquiring Fund VRDP Shares and will be subject to the terms of the Acquiring Fund VRDP Shares, including that the Acquiring Fund VRDP Shares will be senior in priority to the Acquiring Fund common shares as to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of the Acquiring Fund.

Comment No. 29:	Joint Proxy Statement/Prospectus—Summary—Preferred Shares. On page 8, please include the discussion of the expenses of the Reorganizations that appears elsewhere in the Joint Proxy Statement/Prospectus (e.g., on pages 14-15 under “Expense Table for Common Shareholders”) before or after the sentence that states that “[n]one of the expenses of the Reorganizations are expected to be borne by the VMTP Holders or the VRDP Holders, as applicable, of the Funds.”

Response:	Rather than adding the requested disclosure in the above-referenced subsection discussing the preferred shares of the Funds in the Amendment to the BNY Registration Statement, BNY will add the requested disclosure in a new subsection entitled “Joint Proxy Statement/Prospectus—Summary—Expenses of the Reorganizations” and include a cross-reference to such new subsection in the above-referenced subsection.

Comment No. 30:	Joint Proxy Statement/Prospectus—Expense Table for Common Shareholders. Please confirm whether the Investment Advisor is permitted to recapture waived fees and, if so, disclose the terms and conditions of the reimbursement.

Response:	BNY submits that the Investment Advisor is not permitted to recapture waived fees under the terms of the Fee Waiver Agreement.

Comment No. 31:

Joint Proxy Statement/Prospectus—Risk Factors and Special Considerations—Risks Related to the Reorganizations—Expenses. Please consider italicizing the following text on page 16: “. . . the realization of these reduced expenses will

October 30, 2020

not affect common shareholders of the Funds proportionately, and may take longer than expected to be realized or may not be realized at all.”

Response:	The requested change will be made in the Amendment to the BNY Registration Statement.

Comment No. 32:	Please file the proxy cards and the opinion of counsel regarding the legality of shares being issued in the Reorganizations with the Amendment to the BNY Registration Statement.

Response:	The requested documents were provided to the Staff in draft form via email on October 21, 2020 and will be filed as exhibits to the Amendment to the BNY Registration Statement.

MHD Registration Statement

Comment No. 33:	Please file the proxy cards with the Amendment to the MHD Registration Statement.

Response:	The proxy cards were provided to the Staff in draft form via email on October 21, 2020 and will be filed as an exhibit to the Amendment to the MHD Registration Statement.

Comment No. 34:	Please confirm whether the Reorganizations are subject to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Response:

MHD submits that the solicitations of Target Fund common shareholders meet the definition of a “Rule 13e-3 transaction” (as defined in Rule 13e-3 under the Exchange Act) because such solicitations fall within the transaction described in Rule 13e-3(a)(3)(i)(C) (i.e., a solicitation subject to Regulation 14A of a proxy of common shareholders by the relevant Target Fund in connection with a reorganization of the Target Fund into MHD, the Target Fund’s affiliate) and have the reasonable likelihood of producing the effects described in Rule 13e-3(a)(3)(ii) (i.e., the Reorganizations are reasonably likely to cause the common shares of the Target Funds, which are listed on the New York Stock Exchange (the “NYSE”), to no longer be listed on the NYSE or any other national securities exchange). However, the solicitations of Target Fund common shareholders would fall within the exception in Rule 13e-3(g)(2) because, in the Reorganizations, each common shareholder of a Target Fund will receive common shares of MHD with substantially the same rights as the common shares of the Target Fund and the common shares of MHD are registered pursuant to Section 12(b) of the Exchange Act and are listed on the NYSE. Following the Reorganizations, the common shareholders of the Target Funds, as common shareholders of MHD, will be in the same positon from an Exchange

October 30, 2020

Act perspective as they were prior to the Reorganizations.[1] Accordingly, Rule 13e-3 does not apply with respect to the transactions in the Reorganizations involving the common shares of the Target Funds.

MHD further submits that the solicitations of the Target Fund preferred shareholders do not meet the definition of a “Rule 13e-3 transaction.” While such solicitations involve the type of transaction described in Rule 13e-3(a)(3)(i)(C) for the same reason as the solicitations of the common shareholders discussed above, the preferred shares of the Target Funds are privately issued (as discussed in more detail in the response to Comment No. 33 below) and are not subject to Section 12(g) or 15(d) of the Exchange Act or listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association. In the Reorganizations, preferred shareholders of the Target Funds will receive preferred shares of MHD that are privately issued, unlisted and unregistered under the Exchange Act; therefore, the preferred shareholders of the Target Funds will be in the same position as they were prior to the Reorganizations from an Exchange Act perspective. Accordingly, the transactions involving the preferred shares of the Target Funds do not have a reasonable likelihood or a purpose of producing, direct or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). As a result, the solicitations of the Target Fund preferred shareholders do not meet the definition of a “Rule 13e-3 transaction.”

For the reasons set out above, MHD confirms that Rule 13e-3 does not apply to the solicitations of the common and preferred shareholders in connection with the Reorganizations.

Comment No. 35:	Facing Sheet. In the table for the calculation of registration fee under the Securities Act of 1933, please update the amount of shares being registered and proposed maximum offering price per unit.

Response:	The amount of shares being registered and proposed maximum offering price per unit will be updated in the Amendment to the MHD Registration Statement.

Comment No. 36:	Please confirm whether a separate proxy statement will be issued to the preferred shareholders of the Funds.

[1]

See Going Private Transactions by Public Companies or Their Affiliates, 44 Fed. Reg. 46736, 46738 (Aug. 8, 1979) (“Second, Rule 13e-3(g)(2) provides an exception for transactions, including recapitalizations, in which, inter alia, security holders are offered only an equity security which is either common stock or has essentially the same attributes as the equity security which is the subject of the Rule 13e-3 transaction. The Commission believes that such transactions are also outside the purpose of Rule 13e-3 since all holders of that class of security are on an equal footing and are permitted to maintain an equivalent or enhanced equity interest.” (emphasis added)).

October 30, 2020

Response	MHD confirms that a separate proxy statement will be issued to the preferred shareholders of the Funds in order to solicit their votes on the applicable proposals. MHD notes that such proxy statement will be filed on Schedule 14A, not in a registration statement on Form N-14. The preferred shares of each Fund, including MHD, are issued in private placements and are not registered under the Securities Act or any state securities laws. Accordingly, the Funds’ preferred shares are offered and sold only to persons reasonably believed to be “qualified institutional buyers” in accordance with Rule 144A under the Securities Act and are subject to certain transfer restrictions. Because the preferred shares of MHD to be issued in the Reorganizations will be privately issued to preferred shareholders of the Target Funds who are reasonably believed to be “qualified institutional buyers,” such preferred shares are not required to be registered under the Securities Act. As a result, the MHD Registration Statement does not register such preferred shares nor is a separate registration statement on Form N-14 required to register such preferred shares.

Comment No. 37:	Questions & Answers. On page ix, the comparison of the Funds’ 80% investment policies with respect to municipal bonds indicates that the interest paid by the municipal bonds in which MHD invests may be includable in taxable income for purposes of the federal alternative minimum tax, whereas the 80% policies with respect to municipal bonds for BBK, MUH and MUS are silent on this point and the 80% policy with respect to municipal bonds for BAF indicates that the interest will be exempt from the alternative minimum tax. Accordingly, please consider bolding the following parenthetical in the description of MHD’s 80% policy with respect to municipal bonds: “(except that the interest may be includable in taxable income for purposes of the federal alternative minimum tax).”

Response:	The above-referenced parenthetical will be italicized in the Amendment to the MHD Registration Statement.

Comment No. 38:	Please confirm whether the holders of the Funds’ preferred shares will vote on the applicable proposals at the same meeting as the holders of the Funds’ common shares or at a separate meeting.

Response:	The Funds’ preferred shareholders will vote on the applicable proposals at the same meeting as the Funds’ common shareholders. MHD notes that the Notice of Joint Special Meeting of Shareholders includes the proposals applicable to both preferred shareholders and common shareholders of each Fund.

Comment No. 39:	Please file the opinion of counsel regarding the legality of shares being issued in the Reorganizations and the tax opinion of counsel with the Amendment to the MHD Registration Statement.

October 30, 2020

Response:	The requested documents were provided to the Staff in draft form via email on October 21, 2020 and will be filed as exhibits to the Amendment to the BNY Registration Statement.

BLE Registration Statement

Comment No. 40:	Facing Sheet. In the table for the calculation of registration fee under the Securities Act of 1933, please update the amount of shares being registered and proposed maximum offering price per unit.

Response:	The amount of shares being registered and proposed maximum offering price per unit will be updated in the Amendment to the BLE Registration Statement.

Comment No. 41:	Questions & Answers. In the response to the question “How will the Reorganizations affect the fees and expenses of the Funds?”, please consider italicizing or bolding the parentheticals on page iv indicating whether interest expense is included or excluded.

Response:	The above-referenced parentheticals will be italicized in the Amendment to the BLE Registration Statement.

Comment No. 42:	Questions & Answers. In the response to the question “How will the Reorganizations affect the fees and expenses of the Funds?”, please consider moving up the discussion of the management fee rate of the Combined Fund to page iv so it comes before the comparison of the Funds’ expenses.

Response:	BLE respectfully submits that comparing the Total Expense Ratios of the Funds first in the response to the above-referenced question, before comparing the Funds’ contractual management fee rates, is intended to provide the full picture of the effect of the Reorganizations on Fund expenses. On the other hand, a Fund’s contractual management fee rate is only one component of the Fund’s Total Expense Ratio and is not necessarily expected to be the primary point of comparison of Fund expenses for common shareholders of the Funds considering the proposals to approve the applicable Reorganizations. For these reasons, BLE respectfully declines to make the requested change.

Comment No. 43:	Questions & Answers. In the response to the question “How will the Reorganizations affect the earnings, distributions and undistributed net income of the Funds?”, please consider bolding or italicizing the following sentence at the top of page vi: “The Combined [Fund] may retain a lower UNII balance after the Reorganizations than the Acquiring Fund prior to the Reorganizations.”

Response:	The above-referenced sentence will be italicized in the Amendment to the BLE Registration Statement.

October 30, 2020

Comment No. 44:	Questions & Answers. On page ix, the comparison of the Funds’ 80% investment policies with respect to municipal bonds indicates that the interest paid by the municipal bonds in which BLE invests may be includable in taxable income for purposes of the federal alternative minimum tax. Please consider bolding the following parenthetical in the description of BLE’s 80% policy with respect to municipal bonds: “(except that the interest may be subject to the alternative minimum tax).”

Response:	The above-referenced parenthetical will be italicized in the Amendment to the BLE Registration Statement.

Comment No. 45:	Please confirm whether the VMTP Shares of BBF to be issued in the VRDP Refinancing will be issued through a private placement and, if not, explain why a registration statement registering the VMTP Shares of BBF to be issued in the VRDP Refinancing has not been filed with the Commission.

Response:	The preferred shares of each Fund, including BBF, are issued in private placements and are not registered under the Securities Act or any state securities laws. Accordingly, the Funds’ preferred shares are offered and sold only to persons reasonably believed to be “qualified institutional buyers” in accordance with Rule 144A under the Securities Act and are subject to certain transfer restrictions. Because the preferred shares of BBF to be issued in the VRDP Refinancing will be privately issued to persons who are reasonably believed to be “qualified institutional buyers,” such preferred shares are not required to be registered under the Securities Act and, accordingly, no separate registration statement has been or will be filed to register such preferred shares.

Comment No. 46:	Joint Proxy Statement/Prospectus—Risk Factors and Special Considerations—Comparison of Risks. Please explain the differences in the Funds’ risks and consider doing so in a chart.

Response	BLE notes that the above-referenced subsection of the Joint Proxy Statement/Prospectus states that the Funds are subject to similar investment risks due to the similarities in the Funds’ investment objectives and investment strategies and includes a discussion of the risks applicable to the Funds. This discussion also notes a difference in the risks applicable to the Funds (i.e., that BLE is not subject to non-diversification risk because it is diversified). Accordingly, BLE respectfully submits that the comparison of the Funds’ risks is sufficient in light of the similarities in the Funds’ investment objectives and investment strategies and presenting such comparison in a chart would not enhance this comparison.

Comment No. 47:	Joint Proxy Statement/Prospectus—Information About the Reorganizations—Reasons for the Reorganizations. To the extent that a factor considered by each

October 30, 2020

Board in the bullet point list on pages 47–48 are negative, please consider rewording such factor so it is more clearly negative.

Response	The above-referenced bullet point list is intended to be present the factors considered by each Board without stating the conclusion; the discussion that follows addresses the Board’s conclusion (positive or negative) with respect to each factor. BLE submits that certain factors may considered be positive by nature and are phrased as such in the bullet point list, whereas others factors could be positive or negative and are phrased in a neutral manner. For this reason, BLE respectfully declines to make the requested change.

Comment No. 48:	Please provide the Staff with the opinion of counsel regarding the legality of shares being issued in the Reorganizations.

Response:	The legality opinion was provided to the Staff in draft form via email on October 21, 2020 and will be filed as an exhibit to the Amendment to the BLE Registration Statement.

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Registration Statements.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Dean A. Caruvana, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP